Domenic J. Dell'Osso, Jr. Executive Vice President and Chief Financial Officer
6100 North Western Avenue Oklahoma City, Oklahoma 73118

April 9, 2018

Via EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	Request for Acceleration of Effectiveness of Chesapeake Energy Corporation’s Registration Statement on Form S-4 (File No. 333-223189) filed on February 23, 2018
Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Chesapeake Energy Corporation hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-223189) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on April 11, 2018, at 4:00 p.m. Eastern time, or as soon thereafter as practicable.
[Signature on following page]

Very truly yours,

/s/ Domenic J. Dell'Osso, Jr.
Domenic J. Dell'Osso, Jr.
Executive Vice President and Chief Financial Officer

cc:	Clinton W. Rancher Baker Botts L.L.P.